Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

KevaHealth Inc.
251 Little Falls Dr.
Wilmington, DE 19808
https://www.kevahealth.com/

Up to $1,234,999.90 in Common Stock at $1.22
Minimum Target Amount: $9,999.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: KevaHealth Inc.
Address: 251 Little Falls Dr., Wilmington, DE 19808
State of Incorporation: DE
Date Incorporated: July 28, 2020

Terms:

Equity

Offering Minimum: $9,999.12 | 8,196 shares of Common Stock
Offering Maximum: $1,234,999.90 | 1,012,295 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.22
Minimum Investment Amount (per investor): $448.96

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses</u>*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares.

Amount-Based:

$450+

Invest $450+ and receive 2% Bonus Shares.

$1,000+

Invest $1,000 + and receive 5% Bonus Shares.

$4,500 +

Invest $4,500+ and receive 10 % Bonus Shares.

$15,000+

Invest $15,000+ and receive 15% Bonus Shares.

$20,000+

Invest $20,000+ and receive 20% Bonus Shares + Private zoom call with Chief Executive and/or Chief Technology Officer.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

KevaHealth Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.22 per share, you will receive 110 Common Stock, meaning you'll own 110 shares for $122. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Acute exacerbation of COPD (AECOPD) related costs are estimated around $4069/year per patient, but costs increase with exacerbation frequency and severity and with the presence of comorbidities. ASTHMA, affects over 26 million Americans; 1 in 12 children and 1 in 13 adults. Annually, there are over 439,000 hospitalizations, 1.7 million emergency department (ED) visits, and 13.8 million missed school days. Asthma is the 3rd highest cause of hospitalizations among children under the age of 15.

We provide a SaaS platform for remote monitoring of patients with respiratory illnesses at their home. Our suite of digital health products include a patient app, physician platform , devices and nursing services. By continuous monitoring of patients, we can avoid unnecessary ER visits and reduce costs. Pulmonologists and Allergists use our product and provide it to their patients.

The Keva Health team is closing the healthcare gaps in chronic care management by engaging the patients in their own medical condition, improving their quality of life, while simultaneously reducing the healthcare economic burden.

We help reduce physician and nurse burden for specialty care.

Founder's daughter has asthma and they wanted to build a solution that can help many patients just like their daughter.

We have own several awards in our journey, Silver award for Business Excellence, MAss Covid Challenge Award and Grant from Mass Tech Innovation

Women owned and BIPOC founder. The Company is in the pre-revenue stage of development.

The IP of the company is owned by the company. A patent was originally filed in the name of the founders but there has since been an assignment agreement assigning the patent to KevaHealth Inc.

"KevaHealth Inc. ("KevaHealth" or the "Company") is a C-Corporation organized under the laws of the state of Delaware formed on 7/28/2020. KevaHealth LLC was formed in 2017 and was formed solely for consulting purposes. They are separate unrelated entities.

Competitors and Industry

Industry

Over the past couple of years, the Remote Patient Monitoring Market has grown dramatically and a major catalyst of this growth has been the COVID-19 pandemic. In fact, nearly 76% of hospitals in the U.S. now offer some form of virtual care for their patients. Because of the quarantine rules that were enforced during the pandemic, patients turned towards virtual care to address their medical needs, resulting in a 63-Fold increase in Medicare telehealth utilization. Because of how RPM was used during COVID, using remote monitoring for Chronic Respiratory Diseases, such as COPD and asthma, has become the future. The RPM market is projected to grow from USD 53.6 billion to USD 175.2 billion by 2027 at a Compounded Annual Growth Rate (CAGR) of 26.7%, indicating strong opportunities for growth. Providing virtual care for the growing incidences of chronic diseases, expanding healthcare access, and the cost benefits of RPM are expected to drive the market and are directly part of the mission Keva has set. The COVID-19 pandemic has shown the potential effectiveness of remote monitoring and how it will play a major role in the future of healthcare.

Competitors

3 of our comparable competitors and their specialization before:

1. VitalFlo. VitaFlow is also focused on the respiratory space and has raised $3.75M in Capital

2. Wellinks: Wellinks is focused on the COPD market. It also started as a device company. They raised $25M in Nov of 2021

3. NuvoAir: NuvoAir has raised $28.2M focused on virtual respiratory care. They sell their own devices for remote spirometry.

Our Differentiation:

While each of these competitors claims to offer a Remote Patient Monitoring Solution and varying degrees of Chronic Diseases Management, we believe none of them offer what Kevahealth offers. KevaHealth offers a personalized care solution where the algorithms align with the standard of care or an Automated Symptom and Treatment care plan management solution. We believe this allows us to stand above the rest.

Current Stage and Roadmap

Current Traction

Keva Health is currently targeting the Remote Patient Monitoring (RPM) market, specifically focusing on Chronic Respiratory Diseases, such as Chronic Obstructive Pulmonary Disease (COPD), asthma, and Cystic Fibrosis (CF). We have earned several awards for our technology, including the Silver Award for Business Excellence, the Connect Tech Innovation Challenge Award, and a grant from Mass Tech Innovation.

We were also a finalist for the CTIA Wireless Foundation Award. We currently have a patent pending, protecting our systems and methods to monitor and manager respiratory diseases using a combination of the app, our device, and our unique platform. This patent can eventually be expanded to any chronic disease.

https://www.merit-awards.com/winners-business-category

https://www.berkshireeagle.com/business/health-firm-wins-final-covid-challenge/article_855aaa36-9ba2-11eb-9837-d75018b13277.html

https://www.kevahealth.com/2022/01/27/new-grant-delivers-ai-expertise-to-massachusetts-companies/

https://www.prnewswire.com/news-releases/ctia-wireless-foundation-awards-over-200-000-to-catalyst-2022-winners-301625466.html

Future Roadmap

With award-winning technology and exciting new partnerships, we are ready to get our product in the hands of as many patients as possible. We plan to further develop our technology, build a robust marketing and sales team to further scale up our product, and establish its presence in the chronic respiratory disease market.

The Team

Officers and Directors

Name: Jyotsna Mehta

Jyotsna Mehta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director & Founder
  Dates of Service: October, 2017 - Present
  Responsibilities: Creating, communicating, and implementing the organization's vision, mission, and overall direction. Leading the development and implementation of the overall organization's strategy. Currently does not take a salary. Received 5,000,000 in options in 2020. We plan to add a small salary for founder Jyotsna Mehta post-completion of the SE raise of $1M. This has been accounted for in our usage of SE funds.

Other business experience in the past three years:

- **Employer:** University of Rhode Island
  Title: Adjunct Assistant Professor, Department of Pharmacy Practice
  Dates of Service: June, 2016 - Present
  Responsibilities: Adjunct Assistant Professor in the department of Pharmacy

Practice at the University of Rhode Island.

Other business experience in the past three years:

- **Employer:** John Hopkins University
  Title: Advisory Committee Member of Johns Hopkins University
  Dates of Service: August, 2018 - Present
  Responsibilities: Member of the Scientific Advisory Council, EBTC, John Hopkins University The Evidence-based Toxicology Collaboration at Johns Hopkins Bloomberg School of Public Health (EBTC) is an international collaboration of science, regulatory and industry leaders, united in their vision to improve public health outcomes and reduce human impact on the environment by bringing evidence-based approaches to the safety sciences.

Other business experience in the past three years:

- **Employer:** Sciformix- A Covance Company
  Title: Principal Consultant
  Dates of Service: October, 2017 - September, 2020
  Responsibilities: Sciformix , a Covance Company is a leading scientific knowledge-based organization that provides process, technology and consulting services to the life sciences industry. Primary duties included leading and supporting business development activities for pharmacovigilance for US clients. Provide consulting and support business development for HEOR function.

Other business experience in the past three years:

- **Employer:** Karyopharm Therapeutics Inc.
  Title: Senior Director, Head of HEOR
  Dates of Service: May, 2019 - April, 2020
  Responsibilities: Build and develop the HEOR function for Karyopharm portfolio; Lead and execute HEOR publication strategy and evidence-generation strategy to support clinical and economic value of products before and after launch; Develop and implement Clinical Outcomes Assessment (COA) measurement strategies and plans in support of product labeling, patient access and product differentiation; Develop and validate COA endpoints for integration in clinical studies; analyze and communicate data from clinical trials. Produce COA evidence dossiers for regulatory submissions (e.g. FDA, EMA); Work closely with development, data science, biostatistics, medical affairs, clinical operations, commercial, and market access teams to develop strategies specific to customers and stakeholders in US and Israel; Lead implementation of ePROs for portfolio including training to internal teams; Evaluate relevant health technology assessment (HTA) decisions and apply key learnings to pipeline and marketed products. Develop submissions to various HTA agencies to secure reimbursement; Hire and grow department and manage budget for function;

Lead and assist with U.S./EU regulatory and payer/HTA submissions and interactions; Support development and revision of AMCP payer dossiers; Provide epidemiology subject matter expertise including input into orphan drug applications; Present health outcomes research findings at scientific congresses and participate in the development and writing of manuscripts for publication in peer-reviewed journals; Manage relationships with external consultants to ensure timely completion of high quality projects aligned to strategic objectives; Develop relationships with external Key Opinion Leaders and present at external conferences and symposiums on HEOR methodology and methods.

Name: Shail Mehta

Shail Mehta's current primary role is with UKG Inc.. Shail Mehta currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO, Director & Co-Founder
  Dates of Service: October, 2017 - Present
  Responsibilities: Establish policies, standards, practices, and security measures to assure effective and consistent information and operations. Create a technology vision for the company to stay ahead of competitors. Currently does not take a salary. Received 3,000,000 in options in 2020. Shail works an average of 10 hours per week for KevaHealth Inc.

Other business experience in the past three years:

- **Employer:** UKG Inc.
  Title: VP, Engineering
  Dates of Service: April, 2015 - Present
  Responsibilities: Responsible for leading a global engineering organization to deliver a high-quality and highly performant solution

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth

plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign

page.

Developing new products and technologies entails significant risks and uncertainties
As we add new features/device integrations, they come with risks of failure.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and

adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
KevaHealth Inc. was formed on July 28th, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KevaHealth has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that KevaHealths platform or service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our patients and companies that utilize our platform. Further, any significant disruption in service on or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Any disruptions of services or cyber-attacks either on our technology provider or on AWS could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jyotsna Mehta	5,000,000	Common Stock	60.98%
Shail Mehta	3,000,000	Common Stock	36.59%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,012,295 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,200,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Please note, certain holders of Common Stock are subject to the following restrictions on transfer via the Company's Stockholders Agreement. Investors in this Reg. CF offering will not be bound to the terms laid out in the Company's Stockholders Agreement.

Section 2.1. Restrictions on Transfer. Each Stockholder agrees that such Stockholder will not, without the prior written consent of the Board of Directors, Transfer all or any portion of the Shares now owned or hereafter acquired by such Stockholder, except in connection with, and strictly in compliance with the conditions of this Section 2. If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be void ab initio; the Company and the other parties hereto shall have, in addition to any other legal or equitable remedies which they may have, the right to enforce the provisions of this Agreement by actions for specific performance (to the extent permitted by law); and the Company shall have the right to refuse to recognize any Transferee as one of its stockholders for any purpose.

Section 2.3. Right of Refusal.

(1) Upon Proposed Transfer. In the event that a Stockholder desires at any time to Transfer all or any part of such Stockholder's Shares (a "Transferring Stockholder"), the Transferring Stockholder first shall give written notice to the other Stockholders of such Transferring Stockholder's intention to make such Transfer. Such notice shall state the number of Shares 3 which the Transferring Stockholder proposes to Transfer (the "Offered Shares"), the price and the terms at which the proposed Transfer is to be made and the name and address of the proposed Transferee. At any time within 30 days after the receipt of such notice, the other Stockholders or their assigns may elect to purchase all or any portion of the Offered Shares at the price and on the terms contemplated to be offered to the proposed Transferee and specified in the notice (each electing Stockholder or its assigns, a "Participating Stockholder"); provided, however that if there are two or more Participating Stockholders who have elected to purchase a total number of shares in excess of the number of Offered Shares, then each such Participating Stockholder shall have the right to purchase such Offered Shares pro rata based on the number of equity securities owned by each Participating Stockholder. Such Participating Stockholders shall exercise this right by mailing or delivering written notice to the Stockholder proposing to Transfer within the foregoing 30-day period. In the event one or more Stockholders elect to exercise the purchase rights under this Section 2.3, the closing for such purchase shall, in any event, take place within 45 days after the receipt of the initial notice from the Transferring Stockholder. In the event that there are not Participating Stockholders, or in the event that such Participating Stockholders do not pay the full purchase price within such 45-day period, the Transferring Stockholder may, within 60 days thereafter, sell the Offered Shares to the proposed Transferee and at the same price and on the same terms as specified in the original notice. Any Shares purchased by such proposed Transferee shall no longer be subject to the terms of this Agreement. Any Shares not sold to the proposed Transferee shall remain subject to this Agreement.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,200,000
  Use of proceeds: Negligible, Founder's Shares
  Date: July 28, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We have enough funds to support the business based on our current cash flow for at least 6 months. As mentioned in an earlier section we have personal finances that can support the business without revenue for at least 6 months.

Foreseeable major expenses based on projections:

Major expenses to support the business are clinical operations, specifically hiring nursing/medical assistant for monitoring patients, sales personnel to further grow the business and continued R&D investment to build out the solution further and support customers.

Future operational challenges:

As we ramp up additional patients, effective onboarding of patients is crucial to the long-term engagement of patients. Our business model involves keeping the patient engaged. This is something we are cognizant of. To mitigate that risk we are hiring our own clinical staff is a crucial part of making this successful for us. The other part is supporting the physician practice to ensure their billing is being done accurately so reimbursement comes through appropriately. To mitigate this we are consulting/contracting with Billing specialists to ensure success. That being said based on history of how billing reimbursement works, this will be an ongoing operational concern that we will be keeping a close eye on.

Future challenges related to capital resources:

Beyond the items already stated above, we don't see any additional challenges related to capital resources.

Future milestones and events:

We have 3 signed contracts and another contract in the final stages. Two of them are already onboarding patients. We expect revenue generation from these practices to positively impact our overall cashflow. Maintaining patient volume, and getting patients at the practices we have already signed onboarded and live on the system will be crucial over the coming months. To ensure that we are generating revenue for the onboarded patients.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Grant and cash on hand

Currently we have $32K in cash assets and the ability to access capital through personal finances up to $150K over the next 6 months. We also have approximately $38K in remaining grant money that we can use from a grant recevied in MA.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to our company for scaling and acquiring the desired growth faster. Through access to grant money and personal funds, we can continue supporting the business but with multiple signed contracts, these additional funds will allow us to successfully bring in additional sales and ability to support the sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As stated previously, we can sustain the company through personal finances, the purpose for this additional funding is to accelerate our growth. 95% of the funds will be from the crowdfunding campaign if it raises the maximum funding goal. We expect that to change quickly as our revenue ramps over the coming 6 months.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With our expected revenue and grants and financial resources, we will be able to operate the company for another 12 months.

This is based on a monthly burnrate of

Marketing: $8000/Month

R&D: $10,000/Month

Client/Clinical Support: $10,000/Month

G&A: $5,000/month

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum offering amount, we anticipate we will be able to operate for 18 Months. We expect to focus on growing and scaling the business faster and put in more upfront investment into the growth of the company.

The investment would allow us to focus on Marketing / Sales on more channels as well as expand the product line to support additional respiratory illnesses.

Marketing & Sales: $20,000/month

R&D: $25,000/month

Client Success/Clinical Team: $25,000/month

G&A : $10,000/month

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has contemplated additional future sources of capital including raising an equity round. There are no concurrent raises in progress.

Indebtedness

- **Creditor:** Owners of Company
  Amount Owed: $128,563.00
  Interest Rate: 0.0%

In 2021, the owners of the Company advanced the Company $128,563. There is no interest associated with this advancement and the amount is due on demand. The balance was $128,563 as of December 31st, 2021.

Related Party Transactions

- **Name of Entity:** Jyotsna Mehta
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Bootstrap funding. No interest.
  Material Terms: 128K No interest or expected terms at this time.

Valuation

Pre-Money Valuation: $10,004,000.00

Valuation Details:

KevaHealth Inc. ("KevaHealth" or the "Company") determined its pre-money valuation based on an analysis of multiple factors:

(1) Comparable Competitors

3 of our comparable competitors are:

1. VitalFlo. VitaFlow is also focused on the respiratory space and has raised $3.75M in Capital

2. Wellinks: Wellinks is focused on the COPD market. They also started as a device company. They raised $25M in Nov of 2021

3. NuvoAir: NuvoAir has raised $28.2M focused on virtual respiratory care. They sell their own devices for remote spirometry.

Despite the competitive landscape, we believe that Keva Health's pre-money valuation of 10,004,000 is justified because our unique patent pending engine allows us to use patients' history and published guidelines on the standard of care to provide guidance and nudges thereby improving outcomes. By providing automated guidance and escalation management we allow the physicians to focus on the patients that need the most attention. Access to data from devices and the patient's history outside of the office enables physicians to make better decisions.

(2) IP & Assets

Similarly, we've innovated a proprietary SaaS monitoring engine that is clinically validated to provide self-monitoring and automated alerts for chronic disease management. Our engine is customizable for various diseases and care plans and allows patients and physicians to maintain transparency through remote patient monitoring (RPM) reports. Our tech team will work on predictive analytics and AI algorithms in the future to further bring enhanced value from data and remain ahead of the competitors.

We have filed a patent for our technology & engine. We have a completely working solution including a validated platform and mobile app. In addition, we have $32K in cash assets.

We believe the value of our IP & assets justifies our $10,004,000.00 valuation for this offering.

(3) Industry & Market

The Remote Patient Monitoring market is forecasted to grow from $53B to $175B by 2027. In addition, there are 550M+ people with respiratory illnesses in this world. We are tackling a vertical that has a high unmet need and in light of covid pandemic, both the unmet need and ROI are high in this market.

We believe in light of this growing market, Keva Health is justified in setting a $10,004,000.00 valuation for this offering.

(4) Success of the Founders/Management

Jyotsna Mehta is the founder and CEO of KevaHealth. A pharmacist by training, she has over 20 years of experience working in healthcare industries including Harvard Medical School, FDA, and pharmaceutical companies building evidence-based digital and data-driven solutions that bring value to the patient, payor, and physician.

Shail Mehta, the CTO has over 20 years of experience. He has led small agile teams to deliver solutions in startups as well as scaled organizations to large teams at Oracle & Kronos. His work has built leading solutions that generate over $300M ARR.

Based on the estimated value of our IP, market size, and potential for growth, we conservatively estimate our valuation at ~$10M.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of security authorized and outstanding. The Company has no outstanding options, warrants, or other securities with a right to acquire shares.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.12 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Services Fee*
  94.5%
  Fees

If we raise the over allotment amount of $1,234,999.90, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  15.0%
  These funds will be used for raising brand awareness and generating MQLs through conferences, campaigns, and partnerships.

- *Inventory*
  8.0%
  8% of the funds will be used to pre order devices to use with our platform in advance and get better vendor rates thereby improving our margins.

- *Working Capital*
  10.0%
  Will be kept for access to working capital and daily expenses.

- *Company Employment*
  20.0%
  Support with Customer Success, Nursing/Clinical Staff and Operations.

- *Research & Development*
  20.0%
  Continuing to enhance and improve the platform as well as support the current customers

- *Operations*
  19.0%
  Supporting logistics, operations and day to day G&A

- *Legal*
  1.5%
  With Legal and related fees as needed.

- *StartEngine Service Fees*
  1.0%
  StartEngine Service Fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.kevahealth.com/ (kevahealth.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kevahealth

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR KevaHealth Inc.

[See attached]

KevaHealth Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
KevaHealth Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 19, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	21,290	-
Total Current Assets	21,290	-
Non-current Assets		
Intangible Assets: Product Development	76,730	-
Total Non-Current Assets	76,730	-
TOTAL ASSETS	98,020	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,911	-
Advances by Owners	128,563	-
Total Current Liabilities	130,474	-
TOTAL LIABILITIES	130,474	-
EQUITY		
Common Stock	20	-
Additional Paid in Capital	780	-
Accumulated Deficit	(33,254)	-
Total Equity	(32,454)	-
TOTAL LIABILITIES AND EQUITY	98,020	-

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	24,759	-
General and Administrative	56,895	-
Total Operating Expenses	81,654	-
Operating Income (loss)	(81,654)	-
Other Income		
Grant Income	48,400	-
Total Other Income	48,400	-
Provision for Income Tax	-	-
Net Income (loss)	(33,254)	-

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(33,254)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	1,911	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,911	-
Net Cash provided by (used in) Operating Activities	(31,343)	-
INVESTING ACTIVITIES		
Product Development	(76,730)	-
Net Cash provided by (used by) Investing Activities	(76,730)	-
FINANCING ACTIVITIES		
Notes Payable	128,563	
Common Stock	20	-
Additional Paid-in-Capital	780	-
Net Cash provided by (used in) Financing Activities	129,363	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	21,290	-
Cash at end of period	21,290	-

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 7/28/2020 (Inception)	-	-	-	-	-
Issuance of Common Stock	8,000,000	-	-	-	-
Ending Balance 12/31/2020	8,000,000	-	-	-	-
Issuance of Common Stock	200,000	20	-	-	20
Additional Paid in Capital	-	-	780	-	780
Net Income (Loss)	-	-	-	(33,254)	(33,254)
Ending Balance 12/31/2021	8,200,000	20	780	(33,254)	(32,454)

KevaHealth Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

KevaHealth Inc. ("the Company") was formed in Delaware on July 28th, 2020. The Company plans to earn revenue using a SaaS platform to deliver a remote monitoring solution to physicians who manage patients with respiratory illnesses. The Company's headquarters are in Lexington, Massachusetts. The Company is primarily focused on the US market but will look for opportunities to expand worldwide in the future.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years. As the product software was not substantially complete and was not producing revenue as of December 31st, 2021, there was no amortization expense associated with the asset.

A summary of the Company's intangible asset is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Product Software	5	76,730	-	-	76,730
Grand Total	**-**	**76,730**	**-**	**-**	**76,730**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2020	-	$-
Granted	8,000,000	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2020	8,000,000	$-
Granted	200,000	$0.50
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	8,200,000	$0.01
Options exercisable, December 31, 2021	5,383,333	$0.01

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020		
Granted	8,000,000	$-
Vested	1,333,333	$-
Forfeited	-	$-
Nonvested options, December 31, 2020	6,666,667	$-
Granted	200,000	$0.50
Vested	4,050,000	$0.01
Forfeited	-	$-
Nonvested options, December 31, 2021	2,816,667	$0.01

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 5 – Debt disclosure for details of advances made by owners of the Company.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In 2021, the owners of the Company advanced the Company $128,563. There is no interest associated with this advancement and the amount is due on demand. The balance was $128,563 as of December 31st, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$128,563
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The company has authorized 10,000,000 of common shares with a par value of 0.0001 per share. 8,000,000 shares were issued and outstanding as of December 31st, 2020. 8,200,000 shares were issued and outstanding as of December 31st, 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 19, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception, incurred negative working capital and cash flows from operations and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

KevaHealth is not live or open to the public at this moment.

INVEST IN KEVAHEALTH TODAY!

Virtual care for respiratory illnesses

Keva Health has developed a SaaS platform to provide remote monitoring of respiratory illnesses at home. Our mission is to help the tens of millions of adults and children sufferin...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


keva health
Helping Patients
One Breath at a Time
Virtual Care For
Respiratory Illnesses

$0.00 Raised

REASONS TO INVEST

- Our technology aims to prevent ER visits for patients and reduce the physician burden through a Bluetooth-connected device for highly accurate home monitoring of symptoms along with an app that transfers valuable data to doctors and nurses.
- The Remote Patient Monitoring market has experienced explosive growth since the pandemic, predicted to expand from $53.6 billion to $175.2 billion by 2027 at a CAGR of 26.7%.**
- Our highly qualified team and innovative product has won a CTIA Wireless Foundation Award, and we were featured in the Babson U.S. Annual GEM Report.***

*Information from Science Direct & The National Library of Medicine (Source | Source)

***Information from Report Linker (Source)*

****Information from the Global Entrepreneurship Monitor (GEM) 2021/2022 U.S. Report (Source)*

Invest Now
$1.22 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$448.96	$10M

OVERVIEW

Empowering Patients with At-Home Respiratory Monitoring


KEVA
365
KEVA
TALK
Virtual Care For
Respiratory Illnesses
We are helping patients
one breath at a time
COPD
ASTHMA
BRONCHIECTASIS
CYSTIC FIBROSIS
IPF

Keva Health is seeking to close healthcare gaps in chronic care management by engaging patients in their own medical condition. As our founders treated their daughter's asthma, they found many limitations in the transition from episodic monitoring in a doctor's care, to continuous monitoring at home in between visits. We designed our Respiratory Remote Patient Monitoring Platform to provide 24/7 at-home care, improving patient quality of life while simultaneously reducing the healthcare economic burden.

THE PROBLEM & OUR SOLUTION

Improving Outcomes and Lowering Costs

The costs related to acute exacerbation of COPD are estimated to be approximately $4069/year per patient, increasing the frequency and severity of symptoms (Source). Meanwhile, Asthma affects over 20 million Americans– essentially 1 in 13 people (Source). The costs of treating and monitoring these diseases are increasing, without significant advances in the quality of care.


Each year, respiratory illnesses cause over
1 Million
hospitalizations
+
11.6 Million
ER visits

Source

Our Bluetooth-connected devices, user-friendly app, and physician platform track key patient vitals including lung function. Our unique patent pending engine allows us to use patients' history and published guidelines on the standard of care to provide guidance and nudges thereby improving outcomes. By providing automated guidance and escalation management we allow the physicians to focus on the patients that need the most attention. Access to data from devices and the patient's history outside of the office enables physicians to make better decisions. We charge a per-patient fee to the physician for providing the Keva Health program to their patients.


Keva365
KevaTalk
Our platform can reduce hospital readmissions by
10%

Source

THE MARKET & OUR TRACTION

Award-Winning Innovation in the Fast-Growing Telehealth Space

The Remote Patient Monitoring market is quickly expanding, projected to grow from $53.6 billion to $175.2 billion by 2027, at a Compounded Annual Growth Rate (CAGR) of 26.7% (Source). This growth has increased tremendously since the Covid-19 pandemic heightened demand for telehealth options. Now, nearly 76% of hospitals in the U.S. offer some form of virtual care for their patients (Source).

Customers & Patients See
The Benefit Of KEVA Health



Testimonials
In today's environment where we have providers & patients both seeking innovative ways to deliver & access care, Keva Health is set to enable digital & self care management for many respiratory health conditions including Asthma and COPD.
Dr. Dhrumil Shah
CMIO
Compass Medical
Acute respiratory exacerbations require urgent medical treatment. Frequent recurrences drive healthcare costs sky high. Keva Health is closing healthcare gaps in chronic care management by engaging patients in their medical condition, improving quality of life, while reducing economic burden.
Dr. Varada Divgi
Pediatric Pulmonologist
Children's Healthcare of Atlanta
Dr. Denzil M. Reid
Pulmonologist
Baystate Health
Not only are patients excited but we can measure the increased use of the action plan as well as use of bluetooth technology.

**The above testimonials may not be representative of the opinions of other medical experts or the experiences of other customers and is not a guarantee of future performance or success.*

**The above testimonials may not be representative of the opinions of other medical experts or the experiences of other customers and is not a guarantee of future performance or success.*

Recently, we signed a major new partnership with a digital formulary platform company and presented our results at the CHEST Conference. We have earned several awards for our technology, including the Silver Award for Business Excellence, the Connect Tech Innovation Challenge Award, and a grant from Mass Tech Innovation. We were also a finalist for the CTIA Wireless Foundation Award. We currently have a patent pending, protecting our systems and methods to monitor and manager respiratory diseases using a combination of the app, our device, and our unique platform. This patent can eventually be expanded to any chronic disease.

Keva's Collaborators

AstraZeneca · Rx.Health · SOLERA · Northeastern University · SoPE society of physician entrepreneurs · Indian Medical Assoc. of New England · MeHI Massachusetts eHealth Institute · aafa Asthma and Allergy Foundation of America · xealth · Baystate Health

WHY INVEST

Bringing Respiratory Care to All Patients


Aiming to improve health outcomes for over
20 Million Americans

Source

With award-winning technology and exciting new partnerships, we believe we are ready to get our product in the hands of as many patients as possible. We plan to further develop our technology, build a robust marketing and sales team to further scale up our product, and establish its presence in the chronic respiratory disease market. Join us, as we improve the quality of life for people suffering from chronic respiratory illnesses by providing quality at-home symptom monitoring to patients everywhere.

ABOUT

HEADQUARTERS
251 Little Falls Dr.
Wilmington, DE 19808

WEBSITE
View Site

Keva Health has developed a SaaS platform to provide remote monitoring of respiratory illnesses at home. Our mission is to help the tens of millions of adults and children suffering from chronic respiratory illnesses improve their quality of life with our suite of digital health products, including our patient app, Bluetooth-powered devices, physician platform, and nursing services. Our award-winning product is already in-market and we believe we are ready to scale. KevaHealth is in the pre-revenue stage of development.

TEAM



Jyotsna Mehta
CEO & Co-Founder

A dynamic and accomplished professional bringing over twenty years of combined experience in academia, regulatory affairs and pharmaceutical industry working in both global and US roles spanning multiple therapeutic areas with a strong foundation in pharmaceutical sciences, digital health, real-world evidence, epidemiology, health outcomes, and pharmacoeconomics. She founded Keva Health which aspires to be a leader in remote care for respiratory illness. Its proprietary platform is integrating innovative remote monitoring functionality with evidence-based self-monitoring programs for patients with chronic respiratory diseases to improve outcomes and reduce costs.



Shail Mehta
Chief Technical officer & Co-founder

Product & Engineering leader responsible for leading the engineering team with experience in delivering secure, reliable, and resilient platforms and solutions. Oversees both the internal infrastructure and administration as well as production operations.

Shail has experience working with startups and large organizations, with the proven ability to produce revenue-generating products. He has worked with hosted and SaaS solutions to create product experiences that delight end users.

Shail works 10 hours a week on KevaHealth.



Dr. Ramin Rafie, MD
Clinical Advisor

Dr.Ramin is a primary care physician and an in-house expert for hospital at home model of care and ACO model. He serves as hospice director at Elara Caring and is an Executive Advisory Council Member at Angel MD. He is currently bringing connections and helping with fundraising.

Ramin works 1-2 hours a week on KevaHealth



Dr. Varada Divgi
Director, Pediatric Pulmonary Program

With years of experience in pediatric pulmonology, Dr. Divgi plays an essential role with her 40 years of experience with asthma & COPD patients. Dr. Divgi is the foundation of the Keva teams' knowledge base within the chronic respiratory space.

Dr. Varada Divgi works 2-4 hours a week on KevaHealth.



Gustavo Bottan
Advisor, Partnerships

Gustavo leads the partnerships for the company such as building network with non profit organizations, advocacy and international market exploration.

Gustavo works 0.5 hours a week on KevaHealth.



Priya Anand
Director, Marketing

Priya plays an essential role in the development of company resources and advertising efforts. She leads Keva's marketing efforts to build brand awareness and sales initiatives.



Dr. Philip Silkoff
Clinical Advisor

Dr. Phillip Silkoff is currently helping with connections and partnerships. He is experienced with pharmaceutical industry , drug and device development and has several patents in his work in the pulmonary field.

Phillip works 1 hour a week on KevaHealth.



Dr. Dhrumil Shah
Clinical Advisor

Dr.Shah is CMIO at Compass Medical and serves as strategic advisor for KevaHealth. He is a strong believer and thought leader in advanced digital health, value based care and mentors various digital startup entrepreneurs.

Dr. Shah works 1-2 hours a week on KevaHealth.



Dr. Paul Helmuth
Clinical Advisor

Dr. Helmuth served as a consultant and in an advisory capacity. With more than 25 years experience as a primary care physician, PJ served as Medical Director of Quality & Population Health for the largest healthcare organization in western Massachusetts and has interests and expertise in clinical quality, value-based care, and virtual care.

Dr. Helmuth works 1 hour a week on KevaHealth.



Vijay Bhatt
Advisor

Dr. Bhatt is Deputy CTO at Harvard Pilgrim HealthCare and has been a mentor and advisor to Keva team since they joined the Tie Scaleup Program. He excels in guiding on both technology and payor strategy for Keva's team.

Vijay works 1 hour a week on KevaHealth.

TERMS

KevaHealth

Overview

PRICE PER SHARE
$1.22

VALUATION
$10M

DEADLINE
May 1, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$448.96

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.90

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
8,196

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,012,295

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	:	**KevaHealth Inc.**
Corporate Address	:	**251 Little Falls Dr., Wilmington, DE 19808**
Offering Minimum	:	**$9,999.12**
Offering Maximum	:	**$1,234,999.90**
Minimum Investment Amount (per investor)	:	**$448.96**

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 8,196

Maximum Number of Shares Offered : 1,012,295

Price per Share : $1.22

Pre-Money Valuation : $10,004,000.00

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares.

Amount-Based:

$450+

Invest $450+ and receive 2% Bonus Shares.

$1,000+

Invest $1,000 + and receive 5% Bonus Shares.

$4,500 +

Invest $4,500+ and receive 10 % Bonus Shares.

$15,000+

Invest $15,000+ and receive 15% Bonus Shares.

$20,000+

Invest $20,000+ and receive 20% Bonus Shares + Private zoom call with Chief Executive and/or Chief Technology Officer.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

KevaHealth Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.22 per share, you will receive 110 Common Stock, meaning you'll own 110 shares for $122. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video Script

Around the world, it's estimated that more than 500 million people suffer from respiratory illnesses such as asthma and COPD.

A burden not just on healthcare systems, but one that takes an immense toll on patients, families, and society.

That's where Keva Health comes in.

Our revolutionary remote-monitoring solution, Keva365, has been proven to close the gaps in chronic care management, engaging patients in their own treatment, and helping to prevent and manage exacerbations from asthma and COPD. It provides doctors with the ability to check in with patients more regularly, get critical information between visits and administer care remotely, as the patients need it.

[PATIENT: "I was really having a difficult time breathing. I mean, like a really, really difficult time. And my numbers were terrible. And someone from Keva Health called me. And in a sense, they kinda helped save my life."]

[DR. Reid: "As virtual care of patients grows, the ability to monitor patients in their home will grow. And has a tremendous potential for care of patients. Tremendous potential in limiting ER visits, which can be extremely expensive and certainly has significant potential in cost savings as well."]

In product trials, our technology has already successfully reduced hospital readmissions and ER visits. On an annual basis, we believe that will translate into 100,000 fewer readmissions and a reduction of 1.2M ER visits in the U.S. alone, vastly improving the quality of life for those suffering from these dangerous respiratory illnesses.

[JYOTSNA: I founded Keva Health because I saw patients suffering from COPD and asthma and needing better options for care and treatment. And we have already seen our remote monitoring solution not only improve the quality of life for patients but also save lives. That's why we are so excited about the future.

With the remote patient monitoring market expected to experience major growth since the pandemic, we believe there's a big opportunity for a company like ours to make a huge impact on the healthcare industry. We hope you agree.

Thanks for supporting us to get the additional capital we need to execute on our vision. You can learn more at kevahealth.com.

Testimonial Video

Our 53-year-old asthma patient Maria noticed her symptoms were acting up when wildfire smoke began rolling into New England

Maria used our patient app to report her worsening asthma symptoms. The app alerted our monitoring team that her symptoms were escalating.

Maria used her rescue inhaler just in time after our patient app reminded her to follow her asthma action plan.

Our monitoring team immediately let Maria's doctor know she used her rescue inhaler. Her doctor called her to check in right away.

Hear from Maria about her experience

"...Doing too well. Yeah, I did have a spill. When all the smoke was coming from the fires out west. I was having a bad time with that. And so I did actually use my rescue inhaler and they did contact me. His PA called me."

Breathe Easy with Keva

Contact our specialists at info@kevahealth.com to learn more.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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